Filed by AdvancePCS
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                     Subject Company: AdvancePCS
                                                   Commission File No. 000-21447


The following table was included with the joint press issued by Caremark Rx, Inc. and AdvancePCS on September 2, 2003, and filed by AdvancePCS pursuant to Rule 425 on September 3, 2003.

Table

The following table provides selected financial information for Caremark Rx and AdvancePCS. The information is derived from information obtained from Forms 10-K and Forms 10-Q filed by the respective companies with the Securities and Exchange Commission.

For the twelve months ended June 30, 2003:

(in millions, except earnings per share)
---------------------------------------------- ---------------- ----------------
                                               Caremark Rx      AdvancePCS
---------------------------------------------- ---------------- ----------------
Net revenue                                    $7,932.6         $14,679.6
---------------------------------------------- ---------------- ----------------
EBITDA (1)                                     $488.6           $387.0
---------------------------------------------- ---------------- ----------------
Pre-tax income from continuing operations      $407.1           $299.9
---------------------------------------------- ---------------- ----------------
Income from continuing operations (2)          $244.3           $181.4
---------------------------------------------- ---------------- ----------------
Average shares outstanding - diluted           262.8            97.2
---------------------------------------------- ---------------- ----------------
Earnings per share - diluted                   $0.93            $1.87
---------------------------------------------- ---------------- ----------------
Mail Prescriptions filled                      22               16
---------------------------------------------- ---------------- ----------------
Retail prescriptions filled                    81               492
---------------------------------------------- ---------------- ----------------

Note that upon closing of the acquisition, the combined company will be required to recognize certain additional expenses as a result of the transaction. Two such items are stock option expense for options granted to AdvancePCS employees that will vest after the transaction closes (estimated to total approximately $60-$65 million over five years, with approximately $37-$40 million of this amount being recorded in the year following the transaction) and amortization expense related to certain identifiable intangible assets acquired in the transaction (estimated to be approximately $35 million annually, which is the incremental amount over what AdvancePCS is currently recognizing). Additionally, the company may be required to record additional expenses related to costs incurred in the transaction or subsequent to the closing.

------------

1) EBITDA is an acronym for "Earnings Before Interest, Taxes, Depreciation and Amortization" and can be calculated by adding interest expense, depreciation and amortization back to the amounts of pre-tax income from continuing operations reported by Caremark Rx and AdvancePCS. Caremark Rx and AdvancePCS believe that EBITDA is a supplemental measurement tool used by analysts and investors to help evaluate a company's overall operating performance, its ability to incur and service debt and its capacity for making capital expenditures. Caremark Rx and AdvancePCS use EBITDA, in addition to operating income and cash flows from operating activities, to assess their performance and believe that it is important for investors to be able to evaluate their companies using the same measures used by their management.

     EBITDA does not represent funds available for the companies' discretionary use and is not intended to represent or to be used as a substitute for net income or cash flow from operations data as measured under GAAP. The items excluded from EBITDA are significant components of the companies' statements of income and must be considered in performing a comprehensive assessment of the companies' overall financial performance. EBITDA and the associated year-to-year trends should not be considered in isolation. The companies' calculations of EBITDA may not be consistent with calculations of EBITDA made by other companies.

2) Caremark Rx's income from continuing operations and earnings per share for the twelve months ended June 30, 2003, were computed using a 40 percent effective income tax rate. The aggregate income tax amounts recognized in Caremark Rx's income statements filed with the Securities and Exchange Commission during this period was a net benefit of approximately $418 million due to Caremark Rx's reducing the valuation allowance on its net deferred income tax asset in the fourth quarter of 2002 to reflect a change in management's assessment of the amount expected to be utilized to offset future amounts of taxable income. While this change resulted in Caremark Rx's recording its provision for income taxes at a rate significantly different than the statutory rate in effect during the twelve months ended June 30, 2003, there was no impact on the cash income taxes Caremark Rx expects to pay.


ADDITIONAL INFORMATION AND WHERE TO FIND IT


Caremark Rx, Inc. intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.


Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in AdvancePCS' fiscal 2003 10-K/A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.


SAFE HARBOR STATEMENT


This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for expansion and development. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition involve unexpected costs;
(4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.


Additional information about Caremark Rx is available on the World Wide Web at http://www.caremark.com. Additional information about AdvancePCS is available on the World Wide Web at http://advancepcs.com.